SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212)455-3352	KWALLACH@STBLAW.COM

June 27, 2016

VIA EDGAR

Re:	Acceleration Request for Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1
File No. 333-211377

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Blue Buffalo Pet Products, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington, D.C. time, on June 28, 2016, or as soon as possible thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-3352 with any questions.

Very truly yours,

/s/ Kenneth Wallach

Kenneth Wallach

June 27, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1
File No. 333-211377

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Blue Buffalo Pet Products, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on June 28, 2016, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Kenneth Wallach at Simpson Thacher & Bartlett LLP, at (212) 455-3352.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours, BLUE BUFFALO PET PRODUCTS, INC.

By:	/s/ Kurt Schmidt
Name: Kurt Schmidt
Title: Chief Executive Officer

[Signature Page – Acceleration Request]

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